Exhibit 99.(II)

FOR IMMEDIATE RELEASE


             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")

                   REPORTS THIRD QUARTER PROFIT AND UPDATE ON

                              PLAN TO RE-CAPITALIZE


Panama City, Republic of Panama, October 15, 2002 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, today reported results for the third quarter ended September 30, 2002. The Bank reported net income for the third quarter of 2002 of $15.8 million, or $0.90 per share, compared with net income of $18.9 million, or $1.05 per share, reported in the third quarter of 2001.

Net loss for the first nine months of 2002 was $283.8 million, compared with net income of $79.2 million reported for the same period of 2001. Losses per common share were $16.41 for the first nine months of 2002, compared with earnings per common share after preferred dividends of $4.27 during the same period in 2001.

Commenting on the latest quarterly results Jose Castaneda, chief executive officer of BLADEX, said, "In an operating environment that was even more difficult than we had anticipated three months ago, we are pleased to report that we have accomplished our stated objective of returning BLADEX to profitability. Our net income of $15.8 million exceeded the forecast made at the end of the second quarter. While this result was 16% below the levels reported for the same quarter last year, it is notable that our results in the latest quarter, which included some one-time items, were achieved with a balance sheet 46% smaller than last year. The 21% return on equity achieved during the quarter is also worth noting."

"Our profitability, re-capitalization plan and asset quality, with the exception of the largely unchanged impaired portfolio in Argentina, are all moving in the right direction. We are concerned, however, about the increasingly scarce availability of inter-bank lending to the region. The dramatic increase in the risk perception of Latin America in recent months has cut available credit lines to the region by as much as 50% according to some sources and, most worrying, the trend continues unabated. Banks in both the US and Europe, the traditional sources of credit facilities in Latin America are being impacted by two significant forces: first, many of these institutions are facing credit, trading, and/or profitability difficulties in their home markets, which are forcing them to focus their resources on the defense of their core franchises; second, under these circumstances, banks have turned particularly risk adverse. Latin America is, at the moment, being perceived as an uncertain market, with the result that credit facilities are being cut across the board."

"This environment is forcing BLADEX to reduce its balance sheet to levels below what technical considerations alone would have dictated. Profitability, however, has been maintained because increased lending margins and cost reductions have compensated for some of the reduction in loan volume. Still, BLADEX is today a smaller institution operating in a smaller market. This situation is not likely to change materially until BLADEX completes its re-capitalization and the uncertainties prevailing in the international markets and in Latin America abate."

"It is important for investors and shareholders to realize that, while BLADEX is currently smaller than it has been in recent years, our relative strength and the opportunities to do good trade finance business are greater than at any recent time. As many of our competitors have exited the region, BLADEX's share of this smaller market has increased substantially. Most importantly, we have retained our clients, kept our highly efficient processing capacity intact, and are working to have new products ready to bring to the market once growth resumes. When circumstances change, as they inevitably will, we believe BLADEX will be positioned to resume its growth rapidly and ahead of its competitors."

"Regarding the all-important management of our liquidity position, at the end of the quarter, our cash balances of $487 million represented 86% of deposits. Importantly, the cumulative maturity gap for the next six months is positive. The Bank's orderly reduction of its balance sheet by approximately $2.6 billion in the last nine months reflects the matched nature of its asset and liability structure, as well as the high quality and liquid nature of its loan portfolio outside Argentina."

"Our efforts to mitigate risk have been successful as evidenced by the improvement in credit reserves and impairment loss coverage ratios. In Argentina, reserve coverage is now 51.6% and our credit balances, net of reserves and impairment losses, declined to $462 million. Since the end of the third quarter, our exposure in the country has been reduced by an additional $22 million. Furthermore, we are encouraged by our ability to strengthen the support behind some of our larger exposures in that country. In the rest of our portfolio, our credit reserve coverage was 3.2% at the end of the quarter, compared to 2.6% at June 30, 2002."

"Regarding the next quarter, all other things being equal, we would again be looking for a target of $10 million in operating profits. We currently foresee no need for additional provisions, but remain concerned about volatility in the value of our investment portfolio in Argentina, as well as by the volatility inherent in our interest income flow from the country."

"BLADEX is proceeding with its plan to raise at least $100 million in additional tier one capital within the next several months and has made substantial progress with a Core Group of Class A and B shareholders, as well as with multi-lateral organizations, some of which have already approved commitments to provide equity capital. While BLADEX hopes to obtain commitments from the rest of the Core Group during the fourth quarter, there is no assurance that it will be able to do so, or that needed equity capital ultimately will be raised. Prior to any sale of shares to the Core Group, BLADEX will offer the same shares to its existing shareholders in a pro-rata Rights Offering. This will satisfy the pre-emptive rights held by Class A and B shareholders, and will provide pre-emptive rights to Class E shareholders even though they do not have them under BLADEX's Articles of Incorporation. Although a final decision regarding pricing has not yet been made, BLADEX currently expects that it will be necessary to offer shares in the Rights Offering and later to the Core Group, at a price equal to or near the market price of the Class E shares at the end of the Rights Offering subscription period. At the current market price of the Class E shares, this would result in a substantial reduction in BLADEX's per share book value, and shareholders wishing to avoid considerable per share book value dilution would need to subscribe for shares in the Rights Offering. In order to have sufficient authorized but unissued shares to raise the needed equity capital, BLADEX is seeking shareholder approval to increase its authorized common shares from 70 million to 185 million. A proposed amendment to BLADEX's Articles of Incorporation making this change will be voted on by shareholders at a special meeting called for November 18, 2002. A proxy statement regarding that meeting is expected to be mailed to shareholders on October 18, 2002."

"It is reasonable to ask why BLADEX has chosen to re-capitalize now, when its share price has deteriorated to levels not seen in the past. First, it is imperative to understand that the Bank needs to raise additional capital in order to preserve its unique business franchise and to resume growth once conditions in the market improve. Second, additional capital and the explicit support from shareholders will not only strengthen our balance sheet, but will also enhance our capacity to access funding from depositors, creditors and the debt markets. Third, given the volatility in our business environment, BLADEX's Board and management are of the belief that the Bank must operate with a Tier 1 capital ratio of at least 15% (vs. 12% currently) and that it is neither prudent nor convenient from a business perspective to wait to achieve this ratio through retained earnings. Lastly, while there is no assurance that the new capital will guarantee the preservation of our investment grade rating, the rating agencies have made it clear that, without it, we would be downgraded. In the current environment, the loss of our investment grade rating would impair our ability to obtain new funding."

"It is also reasonable to ask why the Bank is seeking additional Tier 1 capital. Tier 1 (common stock equity) is the strongest form of capital and is what our creditors and rating agencies expect. Because of the region's history of volatility, both our creditors and rating agencies assume, expect and require high levels of such equity capital," Mr. Castaneda concluded.

SUMMARY ANALYSIS OF OPERATING RESULTS

The following table sets forth the condensed income statements for the third quarter and first nine months of 2001, as well as for the second and third quarters, and first nine months, of 2002:

(In $ millions)
-------------------------------------------------------------------------------------------------------------------------
                                                                             9M01      9M02    IIIQ01     IIQ02    IIIQ02
-------------------------------------------------------------------------------------------------------------------------
Operating net interest income                                                49.2      43.1      17.0      15.0      11.3

Effect of interest rate gap                                                  12.3       6.9       3.6       1.6       0.9

Interest income on available capital funds                                   29.3      11.6       8.0       3.9       3.9
                                                                            -----     -----     -----     -----     -----

Net interest income (1)                                                      90.8      61.6      28.6      20.5      16.1

Net commission and other income                                              15.5       5.8       5.0       2.0       1.1

Gain on extinguishment of debt                                                0.0       1.4       0.0       0.0       1.4

Derivatives and hedging activities (2)                                        1.9       0.0      -3.7      -4.3       4.6
                                                                            -----     -----     -----     -----     -----

Net revenues                                                                108.1      68.9      29.9      18.2      23.2

Operating expenses (3)                                                      -18.5     -16.2      -7.0      -5.8      -5.1
                                                                            -----     -----     -----     -----     -----

Net income before loss on disposal of business segment,                      89.6      52.7      22.9      12.4      18.1
reversal of unpaid interest accrued on non-accruing loans and adjustments, provision for credit losses and impairment loss on securities, provision for income tax, and cumulative effect of accounting change

Loss on disposal of business segment - BLADEX Securities, LLC (4)             0.0      -1.5       0.0      -1.5       0.0

Reversals of unpaid interest accrued on non-accruing                          0.0     -10.8       0.0      -9.1       0.0
loans and adjustments (5)

Provision for possible credit losses, and impairment loss on securities     -11.5     -324.2     -4.0     -302.0     -2.3

Provision for income tax                                                     -0.0      -0.0      -0.0      -0.0      -0.0

Cumulative effect of accounting change                                        1.1       0.0       0.0       0.0       0.0
-------------------------------------------------------------------------------------------------------------------------
Net income                                                                   79.2     -283.8     18.9     -300.1     15.8
-------------------------------------------------------------------------------------------------------------------------

(1) Excludes $0.2 million and $9.1 million reversals of interest accrued on Argentine loans placed on non-accrual status in IQ02 and IIQ02, respectively.

(2) Represents the impact of the fair value adjustment of credit put options which were exercised in IIIQ02 and the fair value of interest rate swaps (SFAS 133).

(3) Includes $0.9 million of severance costs at BLADEX's head office in the first half of 2002.

(4) Represents $1.5 million in severance costs related to the closing of the structured finance unit in New York.

(5) Includes reversals of interest accrued on Argentine loans placed on non-accrual status of $9.3 million in the first six months of 2002.

EXPOSURE IN ARGENTINA

The Bank's exposure (gross of reserves) in Argentina at September 30, 2002 amounted to approximately $929 million, which represents a reduction of $226 million, or 20%, from December 31, 2001 and a reduction of $32 million, or 3%, from June 30, 2002. As of October 10, 2002, exposure in the country was further reduced to $907 million. All of the Bank's exposure in the country continues to be denominated in U.S. dollars (with the exception of a small portion in Japanese yen). None of the Bank's loans have been converted to Argentine pesos.

At September 30, the Bank's exposure in Argentina consisted of $756 million of loans, $114 million of nominal value securities (with a fair value of $31.4 million), and $59.1 million of off-balance sheet financial risk instruments. The distribution of the Bank's Argentine credit portfolio at the dates set forth below was as follows:

----------------------------------------------------------------------------------------------
                                     SEPT-30-01  DEC-31-01   MAR-31-02  JUN-30-02  SEPT-30-02
----------------------------------------------------------------------------------------------
Controlled subsidiaries of major US &
    European Banks                          19%        17%         18%        15%         15%
Branches of major US & European
   Banks                                     8%         7%          6%         6%          5%
Controlled subsidiaries of major US &
    European Corporations                   19%        21%         24%        26%         27%
State owned banks                           29%        31%         25%        26%         26%
Local banks                                 12%        12%         13%        13%         13%
Local corporations                          13%        12%         13%        14%         14%
----------------------------------------------------------------------------------------------

In addition, the Bank had reverse repurchase agreements with Argentine counterparties totaling $132 million at September 30, 2002, which are fully collateralized with U.S. Treasury securities, compared to $152 million at June 30, 2002. The Bank does not hold any Argentine sovereign debt.

During 2002, the Bank has collected interest of approximately $30.1 million from Argentine borrowers, while interest in the amount of $5.5 million remained unpaid at September 30, 2002. As of September 30, 2002, reserves for potential loan losses and impairment losses on securities related to the Bank's exposure in Argentina amounted to $469 million.

EXPOSURE IN BRAZIL

Since the beginning of the year, BLADEX's Brazilian exposure has been reduced by $1,170 million, or 47.5%, to $1,291 million (net of fair value adjustments of investments). $375 million, or 32%, of this reduction occurred during the third quarter of 2002. The Brazilian portfolio is current, with no past due interest or principal amounts. Credits in Brazil of $406 million, or 31% of the portfolio, are scheduled to mature in the remaining months of 2002, and a further $569 million (44%) are scheduled to mature in 2003. These facts reflect the high quality and short-term nature of the portfolio. The Bank's exposure in the country is composed of banks (81%) and corporations (19%). 56% of the exposure is considered trade-related.

BUSINESS

The average credit portfolio (loans and selected investment securities net of unearned income and fair value adjustments of investments, plus acceptances and contingencies, gross of reserves) for the third quarter of 2002 was $3,974 million. The following table sets forth the Bank's daily average credit portfolio for each quarter in the fifteen-month period ended September 30, 2002:

(In $ millions, except percentages)
-----------------------------------------------------------------------------------------------------
                                                          IIIQ01     IVQ01     IQ02     IIQ02  IIIQ02
-----------------------------------------------------------------------------------------------------
Average credit portfolio (1)                               6,814     6,666    5,701     4,793   3,974
Quarterly  rate of change in average credit portfolio (%)     1%       -2%     -14%      -16%    -17%
-----------------------------------------------------------------------------------------------------

(1) The average of loans and selected investment securities net of unearned income and fair value adjustments of investments, plus acceptances and contingencies, gross of reserves.

The following table sets forth the Bank's daily average credit portfolio as well as the daily average loan portfolio (loans and selected investment securities net of unearned income) and the daily average acceptances and contingencies for each month in the six-month period ended September 30, 2002:

(In $ millions, except percentages)
---------------------------------------------------------------------------------------------------------------------
                                                               APR02     MAY02    JUN02     JUL02     AUG02     SEP02
---------------------------------------------------------------------------------------------------------------------
Daily average loan portfolio (1)                               4,292     4,045    3,782     3,545     3,372     3,225
Daily average acceptances & contingencies                        748       773      735       633       614       535
                                                                 ---       ---      ---       ---       ---       ---
Daily average credit portfolio (2)                             5,040     4,818    4,517     4,178     3,986     3,760
---------------------------------------------------------------------------------------------------------------------
Monthly rate of change in daily average loan portfolio (%)       -7%       -6%      -7%       -6%       -5%       -4%
Monthly rate of change in daily average credit portfolio (%)     -6%       -4%      -6%       -8%       -5%       -6%
---------------------------------------------------------------------------------------------------------------------

(1) Includes loans and selected investment securities net of unearned income and fair value adjustments of investments.

(2) Includes the average loan portfolio net of unearned income and fair value adjustments of investments, plus acceptances and contingencies, gross of reserves.

The decline in the average credit portfolio resulted from management's decision to i) maintain an adequate level of capitalization following Argentine provision charges, ii) reduce credit exposure commensurate with increasing risk levels in some countries of the region, and iii) adapt the balance sheet to smaller funding levels. The reductions were primarily the result of portfolio run-offs.

At September 30, 2002 (i) the Bank's outstanding credit portfolio gross of reserves was $3,701 million, (ii) the loan portfolio was $3,183 million and
(iii) acceptances and contingencies amounted to $518 million. At September 30, 2002, approximately $2,819 million, or 76%, in principal amount net of fair value adjustments of investments of the Bank's credit portfolio was outstanding to borrowers in the following four countries: Brazil ($1,291 million, or 35%); Argentina ($846 million net of $83 million in impairment losses on securities, or 23%); Mexico ($455 million, or 12%); and Venezuela ($226 million, or 6%). A comparative credit distribution by country is shown in Exhibit VIII hereto.

LIQUIDITY

During the last fifteen months, the Bank has tripled its liquidity as a percentage of its overall balance sheet to almost 15% at September 30, 2002. At September 30, 2002, the net cash position of the Bank amounted to $487 million, compared to $571 million at June 30, 2002 and compared to $623 million at September 30, 2001. Total deposits declined by $1,004 million during the last nine months, and $142 million during the last quarter. The Bank's net cash position covered 86% of the deposits taken at September 30, 2002. The following table shows the maturity profile of the assets and liabilities of the Bank as of September 30, 2002:

(In $ millions)
                       -------------------------------------------------
                       Assets       Liabilities     Gap        Acum. Gap
                       -------------------------------------------------
1 to 30 days           $  808        $  684        $ 124         $ 124

31 to 60 days             259           339          (80)           44

61 to 90 days             195           251          (56)          (12)

91 to 120 days            117            96           20             8

121 to 150 days           116           128          (12)           (4)

151 to 180 days           204            65          140           135

181 to 365 days           333           562         (229)          (93)

1 to 2 years              530           377          153            60

2 to 3 years               39           205         (166)         (106)

3 to 4 years              109            29           80           (27)

4 to 5 years              941           151          790           763

Unpaid assets             123            --          123           886
                       ------        ------        -----
Total                  $3,775        $2,889        $ 886

Note:

1. Maturities of Argentine assets are included in the 4 to 5 year range regardless of their original maturities.

2. Does not include adjustments, swaps, mark-to-market, premiums and discounts.

ASSET QUALITY

The Bank's total amount of allowances for credit losses of $474.9 million at September 30, 2002 remained practically unchanged during the third quarter of 2002. Provisions are based on a case-by-case risk analysis, and include such factors as payment experience to date, ability to generate U.S. dollar cash flows, strength of shareholder support, and industry prospects.

The Bank's portfolio outside Argentina is performing well. At September 30, 2002, this portfolio had non-accruing loans of approximately $1 million, and past due loans of approximately $1 million. The general allowances for credit losses allocated to the entire portfolio outside Argentina represented 3.2% of the portfolio compared to 2.6% at June 30, 2002. The following table sets forth the Bank's allowance for possible credit losses for the quarters ended at the dates indicated below:

----------------------------------------------------------------------------------------------------
(In $ millions)                                       31-Dec-01    31-Mar-02   30-Jun-02   30-Sep-02
----------------------------------------------------------------------------------------------------
Allowance for possible credit losses
At beginning of period                                    139.2        194.7       214.7       474.6
   Provisions charged to expense                           65.6         20.0       259.9         0.0
   Recoveries                                               0.1          0.0         0.0         0.3
   Charged off loans                                       10.3          0.0         0.0         0.0
----------------------------------------------------------------------------------------------------
Balance at end of period                                  194.7        214.7       474.6       474.9
----------------------------------------------------------------------------------------------------

NET REVENUES

Net revenues (net interest income and commission income less commission expense plus income from derivatives and hedging activities, plus gain on the sale of securities available for sale and the sale of loans, plus gain on extinguishment of debt, plus other income) for the third quarter of 2002 decreased 22% compared to the third quarter of 2001. The following table shows the components of net revenues for the periods set forth below:

(In $ millions)
--------------------------------------------------------------------------------
                                     IIIQ01     IIQ02     IIIQ02    9M01    9M02
--------------------------------------------------------------------------------
Net interest income*                   28.6      20.5       16.1    90.8    60.1
Commission income                       3.9       2.4        1.6    11.1     6.8
Commission expenses                    -0.3      -0.4       -0.5    -1.0    -1.2
Derivatives and hedging
activities                             -3.7      -4.3        4.6     1.9     0.0
Gain on the sale of securities
AFS                                     1.3       0.0        0.0     4.8     0.1
Gain on the sale of loans               0.1       0.0        0.0     0.5     0.0
Gain on extinguishment of debt          0.0       0.0        1.4     0.0     1.4
Other income                            0.0       0.0        0.0     0.1     0.1
--------------------------------------------------------------------------------
Net revenues                           29.9      18.2       23.2   108.1    67.4
--------------------------------------------------------------------------------
* Does not include the effect of interest reversals on non-accruing loans of $0.2 million in IQ02 and $9.1 million in IIQ02.

NET INTEREST INCOME

A.    Net interest income comparison IIIQ02 vs. IIQ02

      Net interest income amounted to $16.1 million in the third quarter of 2002, compared to $20.5 million (before interest reversals of $9.1 million on non-accruing loans) in the second quarter of 2002, and compared to $28.6 million in the third quarter of 2001. The $4.5 million decline in net interest income in the third quarter of 2002 as compared to the second quarter of 2002 was mainly due to the decline of approximately $660 million in the average loan portfolio and lower interest income from the Bank's Argentine portfolio, which were offset in part by lending margins which were approximately 9 basis points higher in the portfolio outside Argentina.

B.    Net interest income comparison 9M02 vs. 9M01

      Net interest income (before interest reversals of $9.3 million on non-accruing loans) amounted to $60.1 million in the first nine months of 2002, compared to $90.8 million for the same period in 2001. The $30.6 million decline was mainly due to a $17.6 million decline in interest income generated on available capital funds. The return on available capital funds is sensitive to interest rates, as capital funds are placed mostly in short-term interest earning assets, which are priced based on LIBOR. During the first nine months of 2002, average LIBOR interest rates declined by approximately 250 basis points compared with the same period of 2001.

      Another factor affecting the decline in net interest income was the reduction of $1.5 billion in the average loan portfolio, which was partially offset by an increase of 34 basis points in lending margins.

      The Bank's interest rate gap structure also affected net interest income negatively during the first nine months of 2002 as compared to the same period in 2001. During the first nine months of 2002, the combination of a matched asset and liability maturity profile and a stable interest rate environment reduced the gains from the interest rate gap compared to the first nine months of 2001 when the Bank benefited from a declining interest rate environment and a larger mismatch on its balance sheet.

Net interest margins

The net interest margin (net interest income divided by the average balance of interest-earning assets) and net interest spread (average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities) for the third quarter of 2002 were 1.63% and 1.07%, respectively. The table below sets forth the net interest margin and the net interest spread during the periods indicated (excluding the impact of interest reversals on loans and investments placed on non-accruing status during the first six months of 2002):

-------------------------------------------------------------------------------
                           IIIQ01      IIQ02*     IIIQ02        9M01      9M02*
-------------------------------------------------------------------------------
Net Interest Margin         1.86%       1.77%      1.63%       2.06%      1.72%
Net Interest Spread         1.25%       1.27%      1.07%       1.31%      1.23%
-------------------------------------------------------------------------------
* Does not include the effect of interest reversals on loans placed on non-accruing status during the first six months of 2002.

A.    Net interest margin comparison IIIQ02 vs. IIQ02

      The Bank estimates that the 14 basis point decline in the net interest margin during the third quarter of 2002, as compared to the second quarter of 2002, was mainly due to the combination of:

            i) Lower interest income from the Bank's Argentine portfolio, which had a negative effect of 15 basis points on the net interest margin;

            ii) A higher return on the Bank's available capital funds, resulting in a positive effect of 6 basis points on the net interest margin; and

            iii) Lower gains from the Bank's liability sensitive interest rate gap, which had a negative effect of 5 basis points on the net interest margin.

B.    Net interest margin comparison 9M02 vs. 9M01

      The Bank estimates that the decline of 34 basis points in the net interest margin during the first nine months of 2002, as compared to the same period in 2001, was mainly due to a combination of:

            i) Lower interest rates, which generated a lower return on the Bank's available capital funds, resulting in a negative effect of 33 basis points on the net interest margin;

            ii) Higher net lending margins, resulting in a positive effect of 11 basis points on the net interest margin.

            iii) Lower gains from the Bank's liability-sensitive interest rate gap, which had a negative effect of 8 basis points on the net interest margin; and

            iv) A one-time adjustment to interest income during the first nine months of 2002, which had a negative effect of 4 basis points in the net interest margin.

COMMISSION INCOME

Commission income for the third quarter of 2002 was $1.6 million, compared to $3.9 million for the third quarter of 2001. Commission income for the first nine months of 2002 was $6.8 million compared to $11.1 million for the first nine months of 2001. The following table shows the components of commission income for the periods indicated:

(In $ thousands)
-----------------------------------------------------------------------------------------------
COMMISSION INCOME                                IIIQ01     IIQ02     IIIQ02      9M01     9M02
-----------------------------------------------------------------------------------------------
Letters of credit                                 1,472       859        783     4,084    2,449
Guarantees:
      Country risk coverage business                732       544        488     2,374    1,617
      Factoring                                       4         3          0        97        3
      Other guarantees                            1,548       684        335     4,312    2,055
Loans                                               112       320         17       194      708
                                                   ----       ---         --       ---      ---
   TOTAL COMMISSION INCOME                        3,867     2,410      1,623    11,061    6,832
                                                 ======     =====      =====    ======    =====
-----------------------------------------------------------------------------------------------

The decline in commission income during the last two quarters of 2002 resulted mainly from the Bank's decision to de-emphasize its US commercial paper risk participations and country risk guarantee business as well as to lower fees from loans, which reflect declining loan volumes.

DERIVATIVES AND HEDGING ACTIVITIES

During the third quarter of 2002, income from derivatives and hedging activities was $4.6 million, which was the result of the exercise of certain European put options. Put option contracts relating to certain assets with an aggregate face value of $100.0 million expired in August 2002. On the exercise date, the Bank's counterparty put $50 million of underlying assets to the Bank, which reversed accumulated charges for the market valuation of the put options, resulting in income for the quarter of approximately $4.6 million.

The underlying assets of these put options are Mexican and Colombian sovereign bonds with face values of $25 million each. When these options were written in 1997 the Bank's plan was to classify any securities purchased pursuant to these options as being held to maturity. However, due to changing market conditions and regulatory requirements, the Bank decided to classify these purchased securities as available for sale.

OPERATING EXPENSES

Operating expenses for the third quarter of 2002 decreased 27% compared to the third quarter of 2001 and decreased 12% compared to the second quarter of 2002. Operating expenses for the first nine months of 2002 declined 12% compared to the first nine months of 2001. The following table shows the components of total operating expenses for the periods indicated:

(In $ thousands)
------------------------------------------------------------------------------------------------------
OPERATING EXPENSES                            IIIQ01        IIQ02      IIIQ02         9M01        9M02
------------------------------------------------------------------------------------------------------
Salaries and other employee expenses           3,524        2,250       1,787        9,990       7,086
Communications                                   190          158         127          599         477
Depreciation of premises and equipment           292          337         367          928       1,043
Professional services                          1,408          601       1,686         2,873      2,862
Maintenance and repairs                          163          357         174          487         667
Rent of office and equipment                     242          168         154          618         508
Other operating expenses                       1,202        1,145         823        2,997       2,699
Restructuring charge - cost associated
  with employee layoffs                            0          804           0            0         864
                                               -----        -----       -----       ------      ------
TOTAL OPERATING EXPENSES                       7,022        5,819       5,118       18,492      16,207
                                               -----        =====       -----       ======      ======
------------------------------------------------------------------------------------------------------

PERFORMANCE AND CAPITAL RATIOS

The return on average stockholders' equity and return on average assets for the quarter ended September 30, 2002 were 20.83% and 1.78%, respectively, compared to 10.58% and 1.22%, respectively, for the quarter ended September 30, 2001.

The ratio of common equity to total assets at September 30, 2002 was 8.9%, compared to 11.0% at September 30, 2001, and compared to 7.5% at June 30, 2002. Although the Bank is not subject to the capital adequacy requirements of the Federal Reserve Board, if the Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank's Tier 1 and Total Capital Ratios would be 12.4% and 13.6%, respectively, as of September 30, 2002, compared to 17.1% and 18.7%, respectively as of September 30, 2001, and 10.6% and 11.9%, respectively, as of June 30, 2002.

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the adequacy of the Bank's allowance for credit losses to address the likely impact of the Argentine crisis on the Bank's loan portfolio, the necessity of making additional provisions for credit losses during the rest of the current year, the ability of the Bank to achieve estimated levels of profitability and to achieve future growth, and the Bank's ability to execute a planned recapitalization. These forward-looking statements reflect the expectations of the Bank's management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties which could materially impact the Bank's expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a further contraction of the Bank's credit portfolio, adverse economic or political developments in the region, particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank's loan portfolio and, if sufficiently severe, result in the Bank's allowance for probable credit losses being insufficient to cover losses in the portfolio, an unwillingness on the part of the Bank's existing shareholders or other investors to invest additional equity capital in the Bank, unanticipated developments with respect to international banking transactions (including among other things, interest rate spreads and competitive conditions), a change in the Bank's credit ratings, events in Argentina, Brazil or other countries in the region unfolding in a manner that is detrimental to the Bank or which result in adequate liquidity being unavailable to the Bank, or the Bank's operations being less profitable than anticipated.

Note:

Various numbers and percentages set out in this press release have been rounded and, accordingly, may not total exactly.

                                                                       EXHIBIT I
                        CONSOLIDATED STATEMENT OF INCOME

------------------------------------------------------------------------------------------------------------------------------------
                                                                           AT AND FOR THE THREE MONTHS
                                                                               ENDED SEPTEMBER 30,
                                                                           ---------------------------
                                                                               2001             2002            CHANGE          %
------------------------------------------------------------------------------------------------------------------------------------
                                                                          (In $ thousands, except percentages and per share amounts)
INCOME STATEMENT DATA:
Interest income .....................................................       $ 89,996         $ 37,668         ($52,328)        (58)%
Interest expense ....................................................        (61,353)         (21,612)          39,742         (65)
                                                                            --------         --------         --------

NET INTEREST INCOME .................................................         28,642           16,056          (12,586)        (44)

Provision for loan losses ...........................................         (4,000)               0            4,000        (100)
                                                                            --------         --------         --------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES ..........         24,642           16,056           (8,586)        (35)

OTHER INCOME (EXPENSE):
Commission income ...................................................          3,867            1,623           (2,245)        (58)
Commission expense and other charges ................................           (306)            (515)            (209)         68
Derivatives and hedging activities ..................................         (3,696)           4,640            8,336        (226)
Impairment loss on securities .......................................              0           (2,252)          (2,252)        n.a.
Gain on the sale of securities available for sale ...................          1,318                0           (1,318)       (100)
Gain on the sale of loans ...........................................            116                6             (110)        (95)
Gain on extinguishment of debt ......................................              0            1,430            1,430         n.a.
Other income ........................................................            (13)             (39)             (27)        206
                                                                            --------         --------         --------
NET OTHER INCOME (EXPENSE) ..........................................          1,287            4,892            3,606         280

OPERATING EXPENSES:
Salaries and other employee expenses ................................         (3,524)          (1,787)           1,737         (49)
Communications ......................................................           (190)            (127)              64         (33)
Depreciation of premises and equipment ..............................           (292)            (367)             (75)         26
Professional services ...............................................         (1,408)          (1,686)            (278)         20
Maintenance and repairs .............................................           (163)            (174)             (11)          7
Rent of office and equipment ........................................           (242)            (154)              88         (36)
Other operating expenses ............................................         (1,202)            (823)             379         (32)
                                                                            --------         --------         --------
TOTAL OPERATING EXPENSES ............................................         (7,022)          (5,118)           1,904         (27)

Provision for income tax ............................................             (5)              (6)              (1)         20
NET INCOME (LOSS) ...................................................       $ 18,902         $ 15,824           (3,078)        (16)
                                                                            ========         ========         ========

NET INCOME (LOSS) AVAILABLE FOR COMMON
 STOCKHOLDERS .......................................................       $ 18,588         $ 15,566         ($ 3,022)        (16)%

PER COMMON SHARE DATA:
Net income (loss), after Preferred Stock dividend ...................           1.05             0.90
Diluted earnings per share (losses) .................................           1.04             0.89

COMMON SHARES OUTSTANDING:
Period average ......................................................         17,705           17,343

PERFORMANCE RATIOS:
Return on average assets ............................................           1.22%            1.78%
Return on average common stockholders' equity .......................          10.58%           20.83%
Net interest margin .................................................           1.86%            1.63%
Net interest spread .................................................           1.25%            1.07%
Total operating expenses to total average assets ....................           0.45%            0.57%

----------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT II
                       SUMMARY CONSOLIDATED FINANCIAL DATA

------------------------------------------------------------------------------------------------------------------
                                                                      FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                                      ---------------------------------------
                                                                            2001                 2002
------------------------------------------------------------------------------------------------------------------
                                                                (In $ thousands, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income ...............................................    $    90,752          $    50,815
Provision for loan losses .........................................        (11,500)            (271,898)
Commission income .................................................         11,061                6,832
Commission expense and other charges ..............................           (971)              (1,225)
Provision for losses on off-balance sheet credit risks ............              0               (8,051)
Derivatives and hedging activities ................................          1,858                   27
Impairment loss on securities .....................................              0              (44,260)
Gain on the sale of securities available for sale .................          4,798                  120
Gain on the sale of loans .........................................            543                   35
Gain on extinguishment of debt ....................................              0                1,430
Other income ......................................................             59                   59
Operating expenses ................................................        (18,492)             (16,207)
Provision for income tax ..........................................            (35)                 (24)
                                                                       -----------          -----------
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ......................         78,074             (282,348)

Loss on disposal of business segment - Bladex Securities, LLC .....              0               (1,500)
Cumulative effect of accounting change (SFAS 133) .................          1,129                    0
                                                                       -----------          -----------

NET INCOME (LOSS) .................................................    $    79,203          ($  283,848)
                                                                       ===========          ===========
Net income (loss) available for common stockholders ...............    $    78,272          ($  284,613)

BALANCE SHEET DATA:
Loans, net ........................................................      4,889,655            2,358,266
Securities purchased under agreements to resell ...................        200,405              132,022
Investment securities .............................................        379,682              249,480
Total assets ......................................................      6,251,752            3,347,982
Deposits ..........................................................      1,806,391              567,782
Short-term borrowings & placements ................................      1,801,465              862,251
Medium & long-term borrowings & placements ........................      1,809,830            1,458,720
Total liabilities .................................................      5,546,903            3,035,969
Redeemable preferred stock ........................................         15,349               12,610
Common stockholders' equity .......................................        689,500              299,402

PER COMMON SHARE DATA:
Net income, after Preferred Stock dividend ........................           4.27               (16.41)
Diluted earnings per share ........................................           4.23               (16.35)
Book value (period average) .......................................          38.20                28.26
Book value (period end) ...........................................          39.29                17.22

COMMON SHARES OUTSTANDING:
Period average ....................................................         18,348               17,343
Period end ........................................................         17,524               17,343

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets ..........................................           1.78%              -8.41%
Return on average common stockholders' equity .....................          14.91%             -77.50%

Net interest margin ...............................................           2.06%                1.45%
Net interest spread ...............................................           1.31%                0.97%
Total operating expenses to total average assets ..................           0.42%                0.48%

ASSET QUALITY RATIOS:
Non-accruing loans to total loan portfolio ........................           0.25%               23.61%
Net charge offs to total loan portfolio ...........................           0.00%                0.00%
Allowance for loan losses to total loan portfolio .................           2.18%               14.13%

Allowance for loan losses to non-accruing loans ...................         878.79%               59.82%
Allowance for losses on off-balance sheet credit risk to total
  contingencies net of mark-to-market guarantees ..................           1.69%                4.87%

CAPITAL RATIOS:
Common stockholders' equity to total assets .......................          11.03%                8.94%
Common stockholders' equity and preferred stock to total assets ...          11.27%                9.32%
Tier 1 capital to risk-weighted assets ............................          17.10%               12.37%
Total capital to risk-weighted assets .............................          18.74%               13.62%

------------------------------------------------------------------------------------------------------------------

                                                                     EXHIBIT III

                        CONSOLIDATED STATEMENT OF INCOME

------------------------------------------------------------------------------------------------------------------------------------
                                                                                FOR THE NINE MONTHS
                                                                                ENDED SEPTEMBER 30,
                                                                            -------------------------
                                                                               2001           2002          CHANGE              %
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     (In $ thousands, except percentages)
Interest income .....................................................       $ 301,752       $ 133,097       ($168,655)         (56)%
Interest expense ....................................................        (211,000)        (82,282)        128,718          (61)
                                                                            ---------       ---------       ---------
NET INTEREST INCOME .................................................          90,752          50,815         (39,937)         (44)

Provision for loan losses ...........................................         (11,500)       (271,898)       (260,398)       2,264

NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES ..........          79,252        (221,083)       (300,335)        (379)


OTHER INCOME (EXPENSE):
Commission income ...................................................          11,061           6,832          (4,229)         (38)
Commission expense and other charges ................................            (971)         (1,225)           (254)          26
Provision for losses on off-balance sheet credit risks ..............               0          (8,051)         (8,051)         n.a.
Derivatives and hedging activities ..................................           1,858              27          (1,832)         (99)
Impairment loss on securities .......................................               0         (44,260)        (44,260)        n.a.
Gain on the sale of securities available for sale ...................           4,798             120          (4,679)         (98)
Gain on the sale of loans ...........................................             543              35            (508)         (94)
Gain on extinguishment of debt ......................................               0           1,430           1,430          n.a.
Other income ........................................................              59              59              (0)          (1)
                                                                            ---------       ---------       ---------
NET OTHER INCOME (EXPENSE) ..........................................          17,349         (45,033)        (62,382)        (360)

OPERATING EXPENSES:
Salaries and other employee expenses ................................          (9,990)         (7,086)          2,904          (29)
Communications ......................................................            (599)           (477)            121          (20)
Depreciation of premises and equipment ..............................            (928)         (1,043)           (115)          12
Professional services ...............................................          (2,873)         (2,862)             11           (0)
Maintenance and repairs .............................................            (487)           (667)           (180)          37
Rent of office and equipment ........................................            (618)           (508)            110          (18)
Other operating expenses ............................................          (2,997)         (2,699)            297          (10)
Restructuring charge - cost associated with employee layoffs ........               0            (864)           (864)         n.a.
                                                                            ---------       ---------       ---------
TOTAL OPERATING EXPENSES ............................................         (18,492)        (16,207)          2,284          (12)

Provision for income tax ............................................             (35)            (24)             11          (31)

INCOME (LOSS) FROM CONTINUING OPERATIONS ............................          78,074        (282,348)       (360,421)        (462)

Loss on disposal of business segment - Bladex Securities, LLC .......               0          (1,500)         (1,500)         n.a.
Cumulative effect of accounting changes (SFAS 133) ..................           1,129               0          (1,129)        (100)
                                                                            ---------       ---------       ---------

NET INCOME (LOSS) ...................................................       $  79,203       ($283,848)      ($363,051)        (458)%
                                                                            =========       =========       =========

------------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT IV
                           CONSOLIDATED BALANCE SHEET

------------------------------------------------------------------------------------------------------------------------------------
                                                                            AT SEPTEMBER 30,
                                                                  --------------------------------
                                                                      2001                    2002               CHANGE          %
------------------------------------------------------------------------------------------------------------------------------------
                                                                             (In $ thousands, except percentages)
ASSETS
Cash and due from banks ....................................      $     2,942         $     3,148         $       205          7 %
Interest-bearing deposits with banks .......................          619,695             484,274            (135,421)         (22)
Securities purchased under agreements to resell ............          200,405             132,022             (68,383)          (0)
Investment securities ......................................          379,682             249,480            (130,202)         (34)
Loans ......................................................        5,023,275           2,818,296          (2,204,979)         (44)
  Allowance for loan losses ................................         (122,028)           (449,673)           (327,645)         268
  Unearned income ..........................................          (11,592)            (10,356)              1,236          (11)
                                                                  -----------         -----------         -----------
      Total loans, net .....................................        4,889,655           2,358,266          (2,531,388)         (52)

Customers' liabilities under acceptances ...................           14,146              65,533              51,387          363
Premises and equipment .....................................            5,493               5,487                  (6)          (0)
Accrued interest receivable ................................           89,691              24,777             (64,914)         (72)
Other assets ...............................................           50,042              24,994             (25,048)         (50)
                                                                  -----------         -----------         -----------

  TOTAL ASSETS .............................................      $ 6,251,752         $ 3,347,982         ($2,903,770)         (46)%
                                                                  ===========         ===========         ===========

LIABILITIES & STOCKHOLDERS<180>EQUITY
Deposits ...................................................        1,806,391             567,782          (1,238,609)         (69)
Short-term borrowings & placements .........................        1,801,465             862,251            (939,214)         (52)
Medium & long-term borrowings & placements .................        1,809,830           1,458,720            (351,110)         (19)
Acceptances outstanding ....................................           14,146              65,533              51,387          363
Accrued interest payable ...................................           56,003              17,500             (38,503)         (69)
Other liabilities ..........................................           59,068              64,182               5,114            9
                                                                  -----------         -----------         -----------

  Total Liabilities ........................................      $ 5,546,903         $ 3,035,969         ($2,510,933)         (45)%
                                                                  -----------         -----------         -----------

Redeemable preferred stock .................................      $    15,349         $    12,610         ($    2,739)         (18)%

COMMON STOCKHOLDERS' EQUITY
Common stock, without par value ............................          133,209             133,233
Treasury stock .............................................          (60,634)            (85,634)
Capital surplus ............................................          145,428             145,515
Capital reserve ............................................          305,210              95,210
Other comprehensive income .................................             (895)            (15,139)
Retained earnings ..........................................          167,182              26,217
                                                                  -----------         -----------

 Total common stockholders' equity .........................      $   689,500         $   299,402         ($  390,098)         (57)%
                                                                  -----------         -----------         -----------

 TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY ....................................      $ 6,251,752         $ 3,347,982         ($2,903,770)         (46)%
                                                                  ===========         ===========         ===========

------------------------------------------------------------------------------------------------------------------------------------

                                                                       EXHIBIT V
              CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

-----------------------------------------------------------------------------------------------------------------------------------
                                                                               FOR THE THREE MONTHS ENDED SEPTEMBER 30,
                                                                 ------------------------------------------------------------------
                                                                                2001                               2002
                                                                 -------------------------------     ------------------------------
                                                                   AVERAGE                  AVG.     AVERAGE                  AVG.
                                                                   BALANCE    INTEREST      RATE     BALANCE      INTEREST    RATE
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             (In $ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks .......................       $459,878     $4,131      3.51%      $513,495     $2,268    1.73%
Securities purchased under agreements to resell ............       $171,698      1,899      4.33        135,769        877    2.53
Loans, net of discount .....................................      5,008,872     75,177      5.87      2,271,921     22,352    3.85
Impaired loans .............................................         13,894          0      0.00        760,881      8,076    4.15
Investment securities ......................................        444,575      8,789      7.74        219,257      4,095    7.31
                                                                 ------------------------------------------------------------------
TOTAL INTEREST EARNING ASSETS ..............................     $6,098,916    $89,996     5.77%     $3,901,323    $37,668   3.78%
                                                                 ------------------------------------------------------------------

Non interest earning assets ................................       $127,247                             $61,011
Allowance for loan losses ..................................       (119,341)                           (449,337)
Other assets ...............................................         33,786                              22,382

                                                                 ----------                          ----------
TOTAL ASSETS ...............................................     $6,140,608                          $3,535,379
                                                                 ----------                          ----------

INTEREST BEARING LIABILITITES
Deposits
    Demand .................................................         $6,243        $11      0.70%        $4,522         $8    0.70%
    Time ...................................................      1,817,198     17,586      3.79        588,777      2,869    1.91
Short-term borrowings & placements .........................      1,715,600     20,852      4.76      1,015,105      6,807    2.62
Medium & long-term borrowings & placements .................      1,766,129     22,904      5.07      1,509,565     11,928    3.09

                                                                 ------------------------------------------------------------------
TOTAL INTEREST BEARING LIABILITIES .........................     $5,305,169    $61,353      4.53%     $3,117,969   $21,612   2.71%
                                                                 ------------------------------------------------------------------

Non interest bearing liabilities and other liabilities .....       $122,941                            $108,297

TOTAL LIABILITIES ..........................................      5,428,110                           3,226,266

Redeemable preferred stock .................................         15,350                              12,694
Common stockholders' equity ................................        697,148                             296,420

TOTAL LIABILITIES, REDEEMABLE PREFERRED                          ----------                          ----------
 STOCK AND COMMON STOCKHOLDERS' EQUITY .....................     $6,140,608                          $3,535,379
                                                                 ----------                          ----------

NET INTEREST SPREAD ........................................                                1.25%                             1.07%
                                                                                            ----                              ----
NET INTEREST INCOME AND NET
  INTEREST MARGIN ..........................................                   $28,642      1.86%                   $16,056   1.63%
                                                                               -----------------                    --------------

-----------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT VI
              CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

----------------------------------------------------------------------------------------------------------------------------------
                                                                           FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                               -------------------------------------------------------------------
                                                                              2001                                2002
                                                               ------------------------------       ------------------------------
                                                                 AVERAGE                 AVG.       AVERAGE                   AVG.
                                                                 BALANCE     INTEREST    RATE       BALANCE      INTEREST     RATE
----------------------------------------------------------------------------------------------------------------------------------
                                                                            (In $ thousands, except percentages)
INTEREST EARNING ASSETS
Deposits with banks .......................................      $343,927     $11,143    4.27%        $582,652     $7,818     1.77%
Securities purchased under agreements to resell ...........        72,608       2,494    4.53          199,188      3,871     2.56
Loans, net of discount ....................................     5,018,073     259,397    6.82        3,298,800    105,862     4.23
Impaired loans (1) ........................................        14,808         846    7.54          318,942      1,778     0.74
Investment securities .....................................       436,182      27,872    8.43          276,046     13,768     6.58
                                                               -------------------------------------------------------------------
TOTAL INTEREST EARNING ASSETS .............................    $5,885,598    $301,752    6.76%      $4,675,628   $133,097     3.75%
                                                               -------------------------------------------------------------------

Non interest earning assets ...............................      $146,949                              $90,534
Allowance for loan losses .................................      (115,588)                            (280,645)
Other assets ..............................................        28,305                               25,723

                                                               ----------                           ----------
TOTAL ASSETS ..............................................    $5,945,264                           $4,511,240
                                                               ----------                           ----------


INTEREST BEARING LIABILITITES
Deposits
    Demand ................................................        $6,135         $35    0.75%          $5,153        $28     0.70%
    Time ..................................................     1,745,391      63,145    4.77          867,604     12,870     1.96
Short-term borrowings & placements ........................     1,654,246      70,867    5.65        1,385,248     29,176     2.78
Medium & long-term borrowings & placements ................     1,697,345      76,953    5.98        1,639,500     40,208     3.23

                                                               -------------------------------------------------------------------
TOTAL INTEREST BEARING LIABILITIES ........................    $5,103,117    $211,000    5.45%      $3,897,505    $82,282     2.78%
                                                               -------------------------------------------------------------------

Non interest bearing liabilities and other liabilities ....      $124,970                             $108,736

TOTAL LIABILITIES .........................................     5,228,087                            4,006,241

Redeemable preferred stock ................................        15,416                               13,982
Common stockholders' equity ...............................       701,761                              491,016

TOTAL LIABILITIES, REDEEMABLE PREFERRED                        ----------                           ----------
 STOCK AND COMMON STOCKHOLDERS' EQUITY ....................    $5,945,264                           $4,511,240
                                                               ----------                           ----------

NET INTEREST SPREAD .......................................                              1.31%                                0.97%
                                                                                         ----                                 ----
NET INTEREST INCOME AND NET
  INTEREST MARGIN .........................................                   $90,752    2.06%                    $50,815     1.45%
                                                                              ---------------                     ----------------

----------------------------------------------------------------------------------------------------------------------------------

(1) Interest on impaired loans for 2002 includes interest received on impaired loans net of reversal of interest income on impaired loans

                                                                     EXHIBIT VII
                        CONSOLIDATED STATEMENT OF INCOME
                  (In $ thousands, except percentages & ratios)

------------------------------------------------------------------------------------------------------------------------------------
                                                              FOR THE NINE                FOR THE THREE MONTHS ENDED
                                                              MONTHS ENDED ---------------------------------------------------------
                                                               SEP 30/01   SEP 30/01   DEC31/01    MAR31/02    JUN 30/02   SEP 30/02
                                                              ----------------------------------------------------------------------
Interest income ............................................. $ 301,752    $ 89,996    $ 76,702    $ 57,105    $  38,325   $ 37,668
Interest expense ............................................  (211,000)    (61,353)    (48,683)    (33,803)     (26,868)   (21,612)
                                                              ----------------------------------------------------------------------
NET INTEREST INCOME .........................................    90,752      28,642      28,019      23,302       11,457     16,056

Provision for loan losses ...................................   (11,500)     (4,000)    (65,644)    (20,000)    (251,898)         0
                                                              ----------------------------------------------------------------------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES ..    79,252      24,642     (37,625)      3,302     (240,441)    16,056

OTHER INCOME (EXPENSE):
Commission income ...........................................    11,061       3,867       3,873       2,800        2,410      1,623
Commission expense and other charges ........................      (971)       (306)       (272)       (281)        (429)      (515)
Provision for losses on off-balance sheet credit risks ......         0           0           0           0       (8,051)         0
Derivatives and hedging activities ..........................     1,858      (3,696)      5,521        (317)      (4,296)     4,640
Impairment loss on securities ...............................         0           0     (40,356)          0      (42,008)    (2,252)
Gain on the sale of securities available for sale ...........     4,798       1,318           0          98           22          0
Gain on the sale of loans ...................................       543         116          22          18           10          6
Gain on extinguishment of debt ..............................         0           0           0           0            0      1,430
Other income ................................................        59         (13)         30         133          (35)       (39)
                                                              ----------------------------------------------------------------------
NET OTHER INCOME (EXPENSE) ..................................    17,349       1,287     (31,182)      2,451      (52,377)     4,892

TOTAL OPERATING EXPENSES ....................................   (18,492)     (7,022)     (7,902)     (5,270)      (5,819)    (5,118)

Provision for income tax ....................................       (35)         (5)          0          (9)          (9)        (6)
                                                              ----------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS ....................    78,074      18,902     (76,709)        474     (298,646)    15,824

Loss on disposal of business segment - Bladex Securities, LLC         0           0           0           0       (1,500)         0
Cumulative effect of accounting changes (SFAS 133) ..........     1,129           0           0           0            0          0
                                                              ----------------------------------------------------------------------
NET INCOME (LOSS) ........................................... $  79,203    $ 18,902    ($76,709)   $    474    ($300,146)  $ 15,824
                                                              =========    ========    ========    ========    =========   ========
NET INCOME (LOSS) AVAILABLE FOR STOCKHOLDERS ................ $  78,272    $ 18,588    ($77,026)   $    170    ($300,444)  $ 15,566
                                                              ======================================================================

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income (loss) after preferred stock dividend ............ $    4.27    $   1.05    ($  4.43)   $   0.01    ($  17.32)  $   0.90
PERFORMANCE RATIOS
Return on average assets ....................................      1.78%       1.22%     -4.93%        0.04%     -26.30%       1.78%
Return on average common stockholder's equity ...............     14.91%      10.58%    -44.03%        0.11%    -208.09%      20.83%
Net interest margin .........................................      2.06%       1.86%       1.82%       1.72%        0.99%      1.63%
Net interest spread .........................................      1.31%       1.25%       1.33%       1.30%        0.50%      1.07%
Total operating expenses to average assets ..................      0.42%       0.45%       0.51%       0.39%        0.44%      0.57%
                                                              ======================================================================


---------------------------------------------------------------------------
                                                               FOR THE NINE
                                                               MONTHS ENDED
                                                                SEP 30/02
                                                              -------------
Interest income .............................................    $ 133,097
Interest expense ............................................      (82,282)
                                                              -------------
NET INTEREST INCOME .........................................       50,815

Provision for loan losses ...................................     (271,898)
                                                              -------------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES ..     (221,083)

OTHER INCOME (EXPENSE):
Commission income ...........................................        6,832
Commission expense and other charges ........................       (1,225)
Provision for losses on off-balance sheet credit risks ......       (8,051)
Derivatives and hedging activities ..........................           27
Impairment loss on securities ...............................      (44,260)
Gain on the sale of securities available for sale ...........          120
Gain on the sale of loans ...................................           35
Gain on extinguishment of debt ..............................        1,430
Other income ................................................           59
                                                              -------------
NET OTHER INCOME (EXPENSE) ..................................      (45,033)

TOTAL OPERATING EXPENSES ....................................      (16,207)

Provision for income tax ....................................          (24)
                                                              -------------
INCOME (LOSS) FROM CONTINUING OPERATIONS ....................     (282,348)

Loss on disposal of business segment - Bladex Securities, LLC       (1,500)
Cumulative effect of accounting changes (SFAS 133) ..........            0
                                                              -------------
NET INCOME (LOSS) ...........................................    ($283,848)
                                                                 =========
NET INCOME (LOSS) AVAILABLE FOR STOCKHOLDERS ................    ($284,613)
                                                              =============

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income (loss) after preferred stock dividend ............    ($  16.41)
PERFORMANCE RATIOS
Return on average assets ....................................       -8.41%
Return on average common stockholder's equity ...............      -77.50%
Net interest margin .........................................         1.45%
Net interest spread .........................................         0.97%
Total operating expenses to average assets ..................         0.48%
                                                              =============

                                                                    EXHIBIT VIII
                                CREDIT PORTFOLIO
                             DISTRIBUTION BY COUNTRY
                                 (In $ millions)

------------------------------------------------------------------------------------------------------------------------------------
                                                               OUTSTANDING BALANCE AT
                                              --------------------------------------------------------------------------------------
                                                (A)             (B)             (C)             (D)
    COUNTRY                                   30SEP01         31DEC01         30JUN02         30SEP02          (D) - (A)   (D) - (C)
                                              --------------------------------------------------------------------------------------
 ARGENTINA ..............................     $ 1,342          $1,114 (*)        $878 (*)        $846 (*)        (495)        (32)
 BOLIVIA ................................          34              26              26               5             (29)        (21)
 BRAZIL .................................       2,644           2,461           1,666           1,291          (1,353)       (375)
 CHILE ..................................         121             114              68              50             (72)        (18)
 COLOMBIA ...............................         213             195             142             148             (65)          6
 COSTA RICA .............................          62              69              51              38             (24)        (13)
 DOMINICAN REPUBLIC .....................         164             221             183             178              13          (5)
 ECUADOR ................................         112              95              74              84             (28)         10
 EL SALVADOR ............................          60              62              27              22             (38)         (5)
 GUATEMALA ..............................          28              28              11              21              (8)         10
 JAMAICA ................................          19              19              20              20               1           0
 MEXICO .................................       1,193           1,062             579             455            (737)       (124)
 NICARAGUA ..............................          36              43              21              14             (22)         (7)
 PANAMA .................................          94              82              29               8             (85)        (21)
 PARAGUAY ...............................           2               1               1               1              (0)         (0)
 PERU ...................................         213             170             109             121             (92)         12
 TRINIDAD & TOBAGO ......................          52              59              50              27             (26)        (23)
 URUGUAY ................................          15               0               0               0             (15)          0
 VENEZUELA ..............................         110             274             243             226             116         (17)
 OTHER ..................................         203             302             154             157             (46)          3
                                              -------         -------         -------         -------         -------       -----
TOTAL CREDIT PORTFOLIO (1) ..............     $ 6,717         $ 6,397         $ 4,333         $ 3,712         ($3,005)      ($621)

UNEARNED INCOME (2) .....................        ($12)           ($21)           ($13)           ($10)             $1          $3
                                              -------         -------         -------         -------         -------       -----

TOTAL CREDIT PORTFOLIO,
      NET OF UNEARNED INCOME ............     $ 6,705         $ 6,376         $ 4,320         $ 3,701         ($3,004)      ($619)
                                              =======         =======         =======         =======         =======       =====

------------------------------------------------------------------------------------------------------------------------------------

(1) Includes loans, selected investment securities net of fair value adjustments of investments, letters of credit, customers' liabilities under acceptances and guarantees

(2)   Includes unearned income for loans and selected investment securities

(*) The credit portfolio outstanding in Argentina at December 31, 2001, June 30, 2002 and September 30, 2002 is presented net of fair value adjustments of investments of -$40 million, -$82 million, and -$83 million, respectively

There will be a conference call on October 16, 2002 at 11:00 a.m. ET in the U.S. (10:00 a.m. Panamanian time). For those interested in participating, please call 800-446-1671 in the United Sates or, if outside the United States, please dial the applicable international access code + U.S. country code followed by 847-413-3362. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID#6313508 to the telephone operator five minutes before the call is set to begin.

--------------------------------------------------------------------------------

For further information, please access our web site on the Internet at www.blx.com or contact:

  Carlos Yap S.
  Senior Vice President, Finance and Performance Management
  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
  Head Office
  Calle 50 y Aquilino de la Guardia
  Apartado 6-1497 El Dorado
  Panama City, Republic of Panama
  Tel No. (507) 210-8581
  Fax No. (507) 269 6333
  E-mail Internet address: cyap@blx.com

  -Or-

  William W. Galvin
  The Galvin Partnership
  67 Mason Street
  Greenwich, CT 06830
  U.S.A.
  Tel No. (203) 618-9800
  Fax No. (203) 618-1010
  E-mail Internet address: wwg@galvinpartners.com

--------------------------------------------------------------------------------

The BLADEX Quarterly Earnings Report Conference Call will be available for review on Conference Replay one hour after the conclusion of the conference call. Please dial 888-843-8996 and follow the instructions. The Conference ID# for the call that will be replayed is 6313508.